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                                                                  EXHIBIT (99)A
                   [FIRST PARK RIDGE CORPORATION LETTERHEAD]

                                 _____ __,1994





Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders of First Park Ridge Corporation ("Park Ridge"), to be held at Laser, Pokorny, Schwartz, Friedman & Economos, P.C., located at 205 N. Michigan Avenue, Suite 3800, Chicago, Illinois 60601, on _______, 1994 at _____ _m. local time.

  The purpose of the meeting is to consider and vote upon approval of an Agreement and Plan of Merger under which Park Ridge will merge with a wholly owned subsidiary of First of America Bank Corporation of Kalamazoo, Michigan. If the proposed merger is consummated, shares of Park Ridge Common Stock will be converted into shares of First of America Common Stock as described in the accompanying Prospectus/Proxy Statement.

  Your Board of Directors believes that the proposed merger is in the best interest of Park Ridge and its shareholders and has unanimously approved the proposed merger. Attached are a Notice of the meeting and a Prospectus/Proxy Statement containing information about the proposed merger and First of America Bank Corporation. Whether or not you plan to attend the meeting, please mark, sign, date and promptly return the enclosed proxy.

THE BOARD OF DIRECTORS OF PARK RIDGE UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED MERGER.



                               Very truly yours,



                               _________________
                               Jules M. Laser
                               Chairman